EX-21.1 18 d87723dex211.htm EX-21.1

Exhibit 21.1

Subsidiaries of VIZIO Holding Corp.

Name of Subsidiary	Jurisdiction of Organization
VIZIO, Inc.	United States
VIZIO Services, LLC	United States
VIZIO Investments, L.L.C.	United States
Inscape Data, Inc.	United States